Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026 and product supplement no. 1-I dated April 17, 2026	Registration Statement No. 333-293684 Dated June 18, 2026 Rule 424(b)(2)

$1,160,000 Principal Amount at Maturity

Callable Zero Coupon Notes due June 23, 2040

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors who seek notes issued at a discount to par, with no periodic interest payments, while seeking full payment of principal ($1,000 per $1,000 principal amount note) at maturity, but who are also willing to accept the risk that the notes will be called prior to the Maturity Date for less than their full principal amount.
•	The original issue price of the notes reflects an implied yield to maturity of 5.60% per annum (compounded annually, using a 360-day year composed of twelve 30-day months).
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Original Issue Price:	$466.343 per $1,000 principal amount note
Principal Amount:	$1,000 per $1,000 principal amount note
Payment at Maturity:	On the Maturity Date, we will pay you 100% of the outstanding principal amount of your notes, subject to the Interest Accrual Convention, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Interest:	The notes do not pay any interest.
Yield to Maturity:	5.60% per annum (compounded annually, using a 360-day year composed of twelve 30-day months)
Call Feature:	On June 23 of each year, beginning on June 23, 2029 and ending on June 23, 2039 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price per $1,000 principal amount note equal to the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Accreted Principal Amount:	As of any date of determination, for each $1,000 principal amount note, the Original Issue Price plus an additional amount that accrues on the Original Issue Price from and including the Original Issue Date to but excluding that date of determination at the Yield to Maturity, compounded annually, using a 360-day year composed of twelve 30-day months
Pricing Date:	June 18, 2026
Original Issue Date:	June 23, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	June 23, 2040, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
CUSIP:	48130KWM5

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$466.343	$14.738	$451.605
Total	$540,957.88	$17,096	$523,861.88

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $14.738 per $1,000 principal amount note (3.1603% of the price to public) it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 1-I dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000121390026045203/ea0285802-07_424b2.pdf

●	Prospectus supplement and prospectus, each dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the section entitled “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement, in case of the acceleration of the notes upon an event of default, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the Accreted Principal Amount as of the date of acceleration.

The amount determined as described above will constitute the final payment on the notes, and no additional amounts will accrue with respect to the notes following the date of acceleration.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — We will pay you the principal amount of your notes if you hold the notes to maturity, provided that your notes are outstanding and have not previously been called on any Redemption Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price per $1,000 principal amount note equal to the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	ANNUAL COMPOUNDED ACCRETION OF PRINCIPAL — The notes will accrete in value based on an implied yield to maturity of 5.60% per annum (compounded annually, using a 360-day year composed of twelve 30-day months). The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — The notes will be treated for U.S. federal income tax purposes as debt instruments that are subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the section entitled “Material U.S. Federal Tax Consequences” in this pricing supplement. You should review that section carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
●	INSOLVENCY AND RESOLUTION CONSIDERATIONS — Rules issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) require JPMorgan Chase & Co. to maintain minimum levels of unsecured external long-term debt and other loss-absorbing capacity with specific terms (“eligible LTD”) to recapitalize JPMorgan Chase & Co.’s operating subsidiaries if JPMorgan Chase & Co. were to enter into a resolution either:
•	in a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, or

Callable Zero Coupon Notes	PS-2

•	in a receivership administered by the Federal Deposit Insurance Corporation (“FDIC”) under Title II of the Dodd-Frank Act (“Title II”).

If JPMorgan Chase & Co. were to enter into a resolution, holders of eligible LTD, other unsecured creditors and holders of equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its subsidiaries.

The preferred “single point of entry” strategy under JPMorgan Chase & Co.’s resolution plan contemplates that JPMorgan Chase & Co. would enter bankruptcy proceedings and JPMorgan Chase & Co.’s material subsidiaries would be recapitalized, as needed, so that they could continue normal operations or subsequently be divested or wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on its unsecured creditors, including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co. Claims of the JPMorgan Chase & Co.’s shareholders and unsecured creditors would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co.

Accordingly, in a resolution of JPMorgan Chase & Co. in bankruptcy, unsecured creditors of JPMorgan Chase & Co., including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co., would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries, and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. The FDIC has similarly indicated that a single point of entry recapitalization model would be its expected strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II. However, the FDIC has not formally adopted or committed to any specific resolution strategy.

If JPMorgan Chase & Co. were to approach, or enter into, a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy, and losses to unsecured creditors of JPMorgan Chase & Co., including holders of the notes and other debt securities and guarantees of JPMorgan Chase & Co., and to holders of equity securities of JPMorgan Chase & Co., under whatever strategy is ultimately followed, could be greater than they might have been under JPMorgan Chase & Co.’s preferred strategy.

Callable Zero Coupon Notes	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive per $1,000 principal amount note the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates and the fees, if any, paid for third-party electronic platform services. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. This secondary market price will also be affected by a number of factors aside from the agent’s

Callable Zero Coupon Notes	PS-4

commission, the hedging costs and the fees, if any, paid for third-party electronic platform services, including those referred to under “—Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Material U.S. Federal Tax Consequences

Prospective investors should refer to the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be issued with OID, (and without any QSI), each as defined and described under “— Tax Consequences to U.S. Holders — Program Securities Treated as Debt Instruments” therein.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to us, the indenture, the notes (together with the indenture, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 24, 2026.

Callable Zero Coupon Notes	PS-5

Annex A — Accretion Schedule

Redemption Date	Accreted Principal Amount Per $1,000 Principal Amount Note
June 23, 2029	$549.157
June 23, 2030	$579.910
June 23, 2031	$612.385
June 23, 2032	$646.679
June 23, 2033	$682.893
June 23, 2034	$721.135
June 23, 2035	$761.518
June 23, 2036	$804.163
June 23, 2037	$849.197
June 23, 2038	$896.752
June 23, 2039	$946.970

Callable Zero Coupon Notes	PS-6